Bear Fight SPV LLC
Voting And Proxy Agreement

This Voting and Proxy Agreement (this **"Agreement"**) is entered into as of on the date on the signature page of this Investor Agreement, by and between **Bear Fight SPV LLC**, a Delaware limited liability company (the **"Company"**), and the undersigned investor (the **"Investor"**).

Background

A. The Company is a "crowdfunding vehicle" within the meaning of Rule 3a-9 under the Investment Company Act of 1940, as amended, and was formed for the sole purpose of acquiring and holding Class C Common Units of Bear Fight, LLC, a Delaware limited liability company (**"Bear Fight"**), and engaging in activities permitted to a crowdfunding vehicle.

B. The Investor has purchased limited liability company interests of the Company designated as **Investor Shares** (the **"Investor Shares"**) pursuant to a Regulation Crowdfunding offering conducted by the Company.

C. The Company is managed by **Bear Fight LLC**, in its capacity as manager of the Company (the **"Manager"**), pursuant to that certain Limited Liability Company Agreement of Bear Fight SPV LLC, dated as of January 26, 2026, as amended from time to time (the **"SPV LLC Agreement"**).

D. The SPV LLC Agreement contemplates that the Manager will exercise voting and consent rights with respect to the Class C Common Units of Bear Fight held by the Company, and that Investors will grant proxies and powers of attorney to facilitate centralized voting consistent with applicable law.

NOW, THEREFORE, in consideration of the foregoing and the Investor's participation in the offering, the parties agree as follows:

1. Grant of Voting Proxy

1.1 Proxy.

The Investor hereby irrevocably appoints the Manager, as the Investor's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote, consent with respect to, or otherwise act on behalf of the Investor solely with respect to the voting, consent, and approval rights associated with the Class C Common Units of Bear Fight held by the Company, at any and all meetings of members of Bear Fight or by written consent in lieu thereof.

1.2 Scope.

The authority granted pursuant to this Agreement includes, without limitation, the authority to vote or consent on matters requiring member approval under the limited liability company agreement of Bear Fight, including mergers, reorganizations, sales of substantially all assets, amendments to organizational documents, and other similar matters, to the extent such matters are subject to vote by the Company as a holder of Class C Common Units.

2. Exercise of Proxy; Instructions

2.1 Exercise Consistent with SPV LLC Agreement.

The Manager shall exercise the proxy granted herein in accordance with the SPV LLC Agreement and applicable law. Nothing in this Agreement shall be deemed to expand the voting rights of the Company or the Investor beyond those expressly granted under the SPV LLC Agreement and the organizational documents of Bear Fight.

2.2 Investor Instructions Where Required.

To the extent the SPV LLC Agreement or applicable law requires that the Company seek instructions from Investors with respect to the voting of the Class C Common Units held by the Company, the Manager shall seek and act in accordance with such instructions as provided in the SPV LLC Agreement.

3. Irrevocability; Coupled With an Interest

3.1 Irrevocable Proxy.

The Investor acknowledges and agrees that this proxy is **coupled with an interest** and is therefore irrevocable under Delaware law. Such interest includes, without limitation, the Manager's rights and obligations under the SPV LLC Agreement to manage the Company and to hold, vote, and dispose of the Class C Common Units of Bear Fight on behalf of the Company.

3.2 Survival.

This proxy shall survive the death, incapacity, bankruptcy, dissolution, or withdrawal of the Investor and any transfer of Investor Shares, and shall remain in effect for so long as the Investor holds Investor Shares, unless terminated in accordance with the SPV LLC Agreement.

4. Condition of Investment

The Investor acknowledges and agrees that the execution of this Agreement and the grant of the proxy and authority described herein are conditions to participation in the Company's Regulation Crowdfunding offering. An Investor who does not agree to grant this proxy should not purchase Investor Shares.

5. No Individual Voting Rights

The Investor acknowledges that, except as expressly provided in the SPV LLC Agreement, the Investor has no right to vote directly on matters relating to Bear Fight or the Class C Common Units held by the Company, and that all such rights shall be exercised by the Manager pursuant to this Agreement and the SPV LLC Agreement.

6. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts-of-law principles.

7. Miscellaneous

7.1 Entire Agreement.

This Agreement, together with the SPV LLC Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof.

7.2 Amendments.

This Agreement may be amended only in accordance with the amendment provisions of the SPV LLC Agreement.

7.3 Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts, including by electronic signature, each of which shall be deemed an original.

IN WITNESS WHEREOF, the Investor has executed this Voting and Proxy Agreement as of the date first written above.

Investor Signature: _____

Name (Print): _____